M-real Corporation Stock Exchange Bulletin 30.6.2006 at 13.45 p.m.

M-REAL SELLS THE UNPROFITABLE PONT SAINTE MAXENCE MILL

M-real has sold today the Pont Sainte Maxence paper mill in France to a German company Arques Industries. The sale of the mill causes about EUR 35 million sales loss which is booked in the result of the second quarter.

The annual capacity of the Pont Sainte Maxence mill is 120,000 tons and it employs 200 people. As a result of the transaction M-real's turnover will be decreased by about EUR 70 million.

In addition, an efficiency programme has been started at the French Alizay paper mill, as a result of which the number of personnel at the mill will be reduced by about 100 persons. The non-recurring cost of EUR 13 million arising from this weakens the result for the second quarter.

"The profitability of our French mills has been for a long period at a very unsatisfactory level. The efficiency programme at Alizay and the sale of Pont Sainte Maxence will have a positive effect on M-real's result in the future", says Hannu Anttila President and CEO.

According to Hannu Anttila M-real has now achieved the savings objective of EUR 200 million set for the savings programme launched in the spring of 2004. Planning of new savings programmes is already in progress.

M-REAL CORPORATION

Corporate Communications

For further information please contact Hannu Anttila, President and CEO, tel. +358 10 469 4343 or +358 50 2398

dw 7/6

M-real Corporation Stock Exchange Bulletin 30.6.2006 at 13.46 p.m.

M-REAL CORPORATION ESTIMATES THE SECOND QUARTER RESULT EXCLUDING NON-RECURRING ITEMS CLEARLY WEAKER THAN EXPECTED

M-real Corporation estimates that the company's second quarter result excluding non-recurring items will be clearly weaker than expected due to the increased production costs and seasonally weaker demand.

Earlier today M-real has announced the sale of Pont Saint Maxcence mill, as a result of which a sales loss about EUR 35 will be booked in the result of the second quarter. The company also announced the efficiency programme at the French Alizay paper mill. The non-recurring cost of EUR 13 million arising from this weakens the result of the second quarter as well.

M-real has told earlier that the second quarter result will be also weakened by the investment and maintenance shutdowns at Simpele and Alizay, Finnish paper workers' strike on May 15 -17 2006 and non-recurring costs related to the German and Austrian mills.

The result of M-real excluding non-recurring items above and taxes will be clearly negative and weaker than expected in the second quarter this year.

"During the second quarter the development of our profitability has still been unsatisfactory. We have announced today clear and strong measurements to change the direction. We believe that these will have a positive effect in the development of M-real's profitability", says Hannu Anttila, President and CEO.

M-real Corporation

Corporate Communications

For further information please contact Hannu Anttila, President and CEO, tel. +358 10 469 4343 or +358 50 2398